Exhibit 99.1

Thank you Kitov Pharma NT219 - Overcoming Cancer Drug Resistance Isaac Israel - Chief Executive Officer MIXiii - Biomed - May 16 th , 2019

Forward - Looking Statements and Kitov ’ s Safe Harbor Statement Ϯ This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . Certain statements in this presentation are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Forward - looking statements can be identified by the use of forward - looking words such as “ believe ” , “ expect ” , “ intend ” , “ plan ” , “ may ” , “ should ” , “ could ” , “ might ” , “ seek ” , “ target ” , “ will ” , “ project ” , “ forecast ” , “ continue ” or “ anticipate ” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully acquire, develop or commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents with protective claims ; the commencement of any patent interference or infringement action ; our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions ; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Annual Report on Form 20 - F for the year ended December 31 , 201 ϴ and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “ Risk Factors ” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC ’ s website, http : //www . sec . gov .

About Kitov

Kitov Pharma is advancing first-in-class combination oncology therapies to overcome tumor drug resistance, increase treatment response rate, and slow tumor progression

DIVERSE PIPELINE LARGE MARKETS

- CM-24 - Novel immune checkpoint inhibitor with high potential to treat multiple oncology indications
- NT-219 - Small molecule targeting novel cancer drug resistance pathways
- Consensi™ - Commercial candidate approved by FDA to treat osteoarthritic pain and hypertension. Licensed for marketing in the U.S., China and S. Korea

PROVEN TEAM STRONG PARTNERS

- Management team with proven track record in drug development, NDA submissions and FDA approvals
- Consensi™ manufacturing and CMC by Dexcel Pharma, to be distributed in the U.S. by Coeptis Pharmaceutical's
- CM-24 clinical collaboration with Bristol Myers-Squibb

COMPELLING VALUE

- Publicly traded on TASE 2013; IPO on NASDAQ in November 2015
- Tickers: KTOV (ADSs); KTOVW (Warrants)
- Cash on hand (as of January 2019): ~$13M + $3.5M of investment pending closing of CM-24 transaction
- Market Cap: ~$31M*
- ~35% of the shares held by blue-chip, institutional healthcare focused investors

* As of May 14th, 2019, including CM-24 transaction and investment shares kitov PHARMA
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ϰ Program Indication Preclinical Phase 1 Phase 2 Phase 3 Market Partners Consensi ™ Osteoarthritis Pain and Hypertension Commercial partners: Coeptis Pharmaceuticals - U.S. CSBio - China Kuhnil Pharmaceuticals - S . Korea CM - 24 Non - Small Cell Lung Cancer (combination with nivolumab ) Bristol - Myers Squibb ( Clinical Collaboration) NT - 219 Head and Neck Cancer (combination with cetuximab) Commercial and Development Pipeline

ϱ NT - 219

Targeting cancer drug resistance • Many cancer patients either don ’ t respond to single agent therapies or relapse quickly after initially responding • Overcoming cancer drug resistance (intrinsic and acquired) is a major unmet need in cancer treatment • Effective combination therapies that act synergistically on multiple pathways are necessary for the development of successful and long - lasting cancer treatments ϲ Kitov is developing NT - 219 , a first - in - class small molecule dual inhibitor of two key pathways involved in cancer drug resistance, STAT 3 and IRS 1 / 2

Adapted from Clinics vol. 73 supl. 1 2018 IRS 1 / 2 : IRS 1 / 2 and STAT 3 Key Signal Transducers activated as a feedback response to anti - cancer drugs, leading to drug resistance ϳ STAT 3 : • Part of the IGFR complex • Phosphorylated on tyrosine residues and triggers activation of PI 3 K/AKT and MEK/ERK signaling pathways • Regulates cell proliferation, protein synthesis, survival, gene expression and apoptosis • Active in the JAK/STAT 3 immune evasion mechanism of the tumor • Provides a crucial axis to support cell proliferation and survival

NT-219 is a First-in-class Dual Inhibitor of STAT3 and IRS1/2


DRUG
ONCOPROTEIN
Feedback
MEK / ERK
Feedback
STAT3
IRS
TUMOR PROREGRESSION
TUMOR SURVIVAL
AKT
TUMOR SURVIVAL
DRUG-RESISTANCE


DRUG
ONCOPROTEIN
NT219
MEK / ERK
NT219
STAT3
IRS
TUMOR REGRESSION
OVERCOMING DRUG-RESISTANCE

Blocking both pathways is required to overcome resistance and to re-sensitize tumors to anti-cancer therapies

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ϵ NT - 219 Preclinical Data Prevents Acquired Resistance to Erlotinib in Head and Neck Cancer Ͳ PDX Model

ϭϬ NT - 219 + erlotinib NT - 219 Preclinical Data Reverses Acquired Resistance to Erlotinib in Head and Neck Cancer Ͳ PDX Model

ϭϭ NT - 219 Preclinical Data Delays Tumor Recurrence with Cetuximab in Head and Neck Cancer PDX Model

Recurrent or Metastatic Squamous Cell Carcinoma of the Head and Neck (SCCHN) ϭϮ • EGFR and PD(L) - 1 are the only clinically validated targets in SCCHN • Cetuximab inhibits EGFR signaling and promotes ADCC • Activation of STAT 3 and IRS - to - AKT contributes to resistance to cetuximab in SCCHN * Global Data 2018 : Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 ** Internal best current estimates of patient numbers based on external research, 5 major global territories Rational of combining Cetuximab + NT - 219 Market Landscape • Standard of care is shifting from chemotherapy towards immuno - oncology * • Only < 20 % of R/M SCCHN patients respond to anti - PD - 1 s • NT - 219 + cetuximab could become an attractive 3 L therapy and potentially expand into 2 and 1 L with or w/o anti - PD - 1 inhibitors 1 L 2 L 3 L 60 k** 24 k 13 k IO +/ - CT IO Mono NT - 219 + cetuximab

NT - 219 Clinical Development Plan • A Phase 1 / 2 open label multi center study of NT - 219 in combination with cetuximab in patients with recurrent or metastatic SCCHN 1. Dose escalation of NT - 219 in combination with cetuximab 2. Expansion cohort - NT - 219 + cetuximab • Primary endpoint : Evaluate the safety pharmacokinetics and to determine the MTD • Secondary endpoint : Obtain preliminary efficacy data Recurrent or metastatic SCCHN patients Phase 1 Dose escalation N <= 24 6 - week cycle NT - 219 + cetuximab 14 Phase 2 Expansion cohort N = 30 NT - 219 + cetuximab Accelerated approval strategy if compelling clinical benefit data Pivotal study NT - 219 + cetuximab vs. cetuximab or

NT - 219 Summary ϭϰ • Cancer drug resistance (intrinsic and acquired) is a major unmet need in cancer treatment • NT - 219 is a first - in - class dual inhibitor of STAT 3 and IRS 1 / 2 • Broad efficacy demonstrated in various patient - derived xenograft (PDX) SCCHN models in combination with cetuximab • Our data suggest that NT - 219 has a potential to increase efficacy, expand target patient population, and prolong treatment duration • Phase 1 / 2 planed for recurrent or metastatic SCCHN patients expected to start 2 H 2019

About Kitov

Kitov Pharma is advancing first-in-class combination oncology therapies to overcome tumor drug resistance, increase treatment response rate, and slow tumor progression

DIVERSE PIPELINE LARGE MARKETS

- CM-24 - Novel immune checkpoint inhibitor with high potential to treat multiple oncology indications
- NT-219 - Small molecule targeting novel cancer drug resistance pathways
- Consensi™ - Commercial candidate approved by FDA to treat osteoarthritic pain and hypertension. Licensed for marketing in the U.S., China and S. Korea

PROVEN TEAM STRONG PARTNERS

- Management team with proven track record in drug development, NDA submissions and FDA approvals
- Consensi™ manufacturing and CMC by Dexcel Pharma, to be distributed in the U.S. by Coeptis Pharmaceutical's
- CM-24 clinical collaboration with Bristol Myers-Squibb

COMPELLING VALUE

- Publicly traded on TASE 2013; IPO on NASDAQ in November 2015
- Tickers: KTOV (ADSs); KTOVW (Warrants)
- Cash on hand (as of January 2019): ~$13M + $3.5M of investment pending closing of CM-24 transaction
- Market Cap: ~$31M*
- ~35% of the shares held by blue-chip, institutional healthcare focused investors

* As of May 14th, 2019, including CM-24 transaction and investment shares kitov PHARMA 15

Thank you Our mission is to provide cancer patients with first - in - class therapies to overcome tumor drug resistance , enhance treatment response and slow tumor progression